Exhibit 99.29

Enthusiast Gaming Announces Partnership Between The Vancouver Titans and Pizza Hut Canada

TORONTO, May 20, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce that the Vancouver Titans have entered into a new partnership agreement with Pizza Hut Canada designating Pizza Hut as the Official Pizza of the team and their fans.

“We are incredibly thrilled to deliver this exciting partnership to our fans and can’t wait to make Pizza Hut an integral part of the Titans gameday experience,” said Tim Holloway, Esports Director at the Vancouver Titans.

“At Pizza Hut it's no secret that we like to have fun with innovative ideas. We are a brand that is built of memories of togetherness,” said Devon Lawrence, Portfolio Marketing Manager at Pizza Hut Canada. “We see esports as a great opportunity to connect and make more memories together in a more modern world. This is a unique opportunity to connect with over 23 million gamers across Canada!”

Pizza Hut and the Titans will be celebrating fans throughout the season by offering promotions on Titans gamedays including a Titans-focused in-store promotion later this summer.

“We live in a digital culture and appreciate how important gaming is to this younger generation – we are excited to serve the gaming community,” said Bryce Hollweg, VP & Managing Director at Pizza Hut Restaurants. “Pizza Hut Canada is now offering contact-less delivery options, so stay safe, keep gaming and let Pizza Hut come to you.”

This partnership will kick off with a PSA Campaign encouraging Titans fans to “Stay + Play @Home” as we navigate through the COVID-19 pandemic. Pizza Hut Canada and the Titans will be working with Enthusiast Gaming to engage and reward gamers across Canada for doing their part in helping to flatten the curve.

The new Vancouver Titans roster unveiled last week features two Canadian players including veteran Roolf and up-and-coming star ShRedlock. We can’t wait to build a better connection to our local community through this new team. “Having North American based players will better allow us to deliver meaningful content for our local fans and Partners. We are re-focused on the development of our player system and re-building this team the right way,” said Holloway. To support this new direction Pizza Hut and the Titans will also be announcing a new amateur gaming tournament where Overwatch fans can compete to play and train with the Titans.

About The Vancouver Titans

The Vancouver Titans are a professional esports team competing in the Pacific Division of the Overwatch League. In its inaugural season in 2019, the Vancouver Titans appeared in three Stage Finals as well as the Overwatch League Grand Finals. Finishing the season with an overall record of 25-3, the Titans impressive first season included the longest winning streak in the history of the League (19 straight wins), as well as Pacific Division and Stage 1 Championship crowns.

About Pizza Hut Canada

Pizza Hut is proud to be one of Canada’s largest pizza restaurant chains with over 450 locations locally. Globally Pizza Hut is the world's largest pizza restaurant company with more than 18,000 restaurants in over 100 countries. No matter where you find a Pizza Hut, they are making sure each meal customers enjoy is safe, delicious, and unmistakably Pizza Hut.

Pizza Hut, Inc. is a subsidiary of Yum! Brands, Inc. (NYSE: YUM). Hungry for more information? Check out www.pizzahut.ca, www.facebook.com/PizzaHutCanada, www.twitter.com/pizzahutcanada and/or www.instagram.com/pizzahutcanada.

About Enthusiast Gaming:

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.